

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

John Mercadante
Chief Executive Officer
Transportation and Logistics Systems, Inc.
5500 Military Trail, Suite 22-357
Jupiter, FL 33458

> **Re: Transportation and Logistics Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2021**
> **File No. 333-251059**

Dear Mr. Mercadante:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 5.1, page 89

1. Please have counsel file a revised legal opinion that opines on all of the securities being registered under the registration statement, including the common shares underlying the 700,224,107 shares of common stock issuable upon conversion of the Series E Convertible Preferred Stock. Please also ensure the legal opinion is duly executed and does not include impermissible assumptions. For example, the assumptions set forth in Clauses II, VII and VIII assume material facts underlying the opinion or readily ascertainable facts.

  Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Seth A. Akabas, Esq.